PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(7)
(to Prospectus dated August 11, 2005)	Registration No. 333-121724
Human Genome Sciences, Inc.

$280,000,000
2-1/4% Convertible Subordinated Notes Due 2011
and
18,009,908 Shares of Common Stock
Issuable Upon Conversion of the Notes

     The following information supplements information contained in our prospectus dated August 11, 2005, relating to the potential offer and sale from time to time by holders of the notes and the underlying shares of our common stock. See “Plan of Distribution” in our prospectus.
     This prospectus supplement may only be delivered or used in connection with our prospectus. This prospectus supplement is incorporated by reference into our prospectus. Our common stock is listed on The Nasdaq National Market under the symbol “HGSI.”
     Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Prospectus Supplement dated December 1, 2005

     The notes were originally issued by us and sold by Credit Suisse First Boston Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as initial purchasers, in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers or other institutional accredited investors. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell any or all of the notes and common stock into which the notes are convertible.

     The following table supplements the information in our prospectus with respect to the selling holders and the principal amounts of notes and common stock they beneficially own that may be offered under our prospectus. The information is based on information provided by or on behalf of the selling holders. All information provided in this prospectus supplement is as of November 30, 2005.
     The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Thus, we cannot estimate the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales. The column showing ownership after completion of the offering assumes that the selling holders will sell all of the securities offered by this prospectus. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information about their notes in transactions exempt from the registration requirements of the Securities Act. None of the selling holders has had any material relationship with us or our affiliates within the past three years.
     No selling holder named in the table below beneficially owns 1% or more of our outstanding common stock as of November 30, 2005, adjusted as required by the SEC’s rules, except that Credit Suisse First Boston LLC beneficially owns 1.9% of our outstanding stock before the offering and will beneficially own less than 1% of our outstanding common stock after the offering. Common stock owned prior to the offering and after completion of the offering includes shares of common stock issuable upon conversion of our 5-1/2% Convertible Subordinated Notes Due 2006, our 5% Convertible Subordinated Notes Due 2007, our 3-3/4% Convertible Subordinated Notes Due 2007 and our 2-1/4% Convertible Subordinated Notes Due 2012.

				Common
				Stock Owned
	Principal Amount of	Common Stock	Common	After
	Notes Beneficially	Owned Prior to	Stock	Completion of
Name	Owned and Offered	the Offering	Offered	the Offering
BP Amoco PLC Master Trust(1)	$477,000	30,681	30,681	—
Credit Suisse First Boston LLC(2)*	31,300,000	2,420,919	2,013,250	407,669
QVT Fund LP (3)	11,258,000	1,231,490	724,126	507,364
S.A.C. Arbitrage Fund, LLC(4)	1,000,000	64,321	64,321	—
UFJ International Ltd.(5)	500,000	32,160	32,160	—

Total	$44,535,000	3,835,801	2,864,538	971,263

*	Broker-dealer.

(1)	Voting power and investment control over the registrable securities is exercised by SSI Investment Management, the investment manager of the selling holder. SSI Investment Management is controlled by John Gottfurcht, George Douglas and Amy Jo Gottfurcht.

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(2)	The selling holder is a wholly-owned subsidiary of Credit Suisse Group, which is a publicly held entity.

(3)	Voting power and investment control over the registrable securities is exercised by QVT Financial LP, the investment manager of the selling holder. QVT Financial GP LLC is the general partner of QVT Financial LP. The managing members of QVT Financial GP LLC are Daniel Gold, Lars Bader, Tracy Fu and Nicholas Brumm.

(4)	Voting power and investment control over the registrable securities is exercised jointly by S.A.C. Capital Advisors, LLC and S.A.C. Capital Management, LLC, pursuant to investment agreements. Steven A. Cohen controls both S.A.C. Capital Advisors, LLC and S.A.C. Capital Management, LLC.

(5)	Voting power and investment control over the registrable securities is exercised by Joseph Oyaski.
     Information concerning the selling holders may change from time to time and any changed information will be set forth in future prospectus supplements if and when necessary. In addition, the per share conversion price and the “make-whole” payment, if any, and therefore the number of shares of common stock issuable upon conversion of the notes, are subject to adjustment. See “Description of Notes — Conversion Rights” in the prospectus. As a result, the aggregate principal amount of notes and the number of shares of common stock issuable upon conversion may increase or decrease.

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